Mail Stop 4561

March 25, 2008

Mr. Victor Brodsky
Chief Financial Officer
Vertical Branding, Inc.
16000 Ventura Blvd., Suite 301
Encino, CA 91436

      Re: **Vertical Branding, Inc.**
             Form 10-KSB for the fiscal year ended December 31, 2006
             File No. 0-31667

Dear Mr. Brodsky:

We have completed our review of the above referenced filing and have no further comments at this time.

                    Sincerely,

                    Kevin Woody
                    Branch Chief